Sacks Parente Golf, Inc.

551 Calle San Pablo

Camarillo, CA 93012

August 5, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Ernest Greene

Re:	Sacks Parente Golf, Inc.
Draft Registration Statement on Form S-1
Submitted June 24, 2022
CIK No. 0001934245

Ladies and Gentlemen:

By letter dated July 21, 2022, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Sacks Parente Golf, Inc. (the “Company”) with comments on the Company’s draft Registration Statement on Form DRS, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Concurrently herewith, the Company is publicly filing the Form S-1 Registration Statement.

Draft Registration Statement submitted June 24, 2022

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

COMPANY’S RESPONSE

The Company has not provided any written communications described in the comment.

Securities and Exchange Commission Division of Corporation Finance Attention: Ernest Greene Page 2

Prospectus Summary, page 5

2.	Please revise this section to disclose that your independent auditor expressed substantial doubt about your ability to continue as a going concern.

COMPANY’S RESPONSE

The Company has added a bullet point to the summary risk factors relating to the going concern qualification.

Our Strategy, page 6

3.	We note your disclosure that you have struggled with supply chain and other issues. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

COMPANY’S RESPONSE

The Company has added additional disclosures regarding supply chain issues and its response thereto.

Risk Factors

We may face increased labor costs or labor shortages..., page 11

4.	Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

COMPANY’S RESPONSE

The Company has updated its disclosure by specifically referencing the effect of inflationary pressures on labor costs.

If we are unable to successfully manage the introduction of new products..., page 14

5.	We note your disclosure that your supply chain “will” face constant pressures. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

COMPANY’S RESPONSE

The Company believes that its disclosure is complete and accurate as the introduction of new products is not a function of issues regarding supply chain. However, the Company has made a minor modification to its disclosure.

Securities and Exchange Commission Division of Corporation Finance Attention: Ernest Greene Page 3

Our golf equipment, golf gear and other related golf business products could have a concentrated customer base, page 15

6.	We note your disclosures on pages F-12 and F-27 that for the twelve month period ending December 31, 2021 and the three month period ending March 31, 2022 you had two customers making up greater than 10% of net sales. Please update this risk factor to reflect these disclosures.

COMPANY’S RESPONSE

The Company has added a disclosure regarding customer concentration.

Our planned international business expansions could adversely effect results..., page 20

7.	We note your disclosure that your initial business expansion is targeted in Asia. Please revise to more specifically describe the geographical location for your expansion, the nature of your plans, and the progress of those plans to date.

COMPANY’S RESPONSE

The Company has added to the risk factor certain information regarding the Company’s geographic expansion plans.

The costs and availability of finished products..., page 21

8.	We note your disclosure indicating that inflation may result in increased costs to produce your products. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

COMPANY’S RESPONSE

The Company has added more details regarding inflationary costs.

Securities and Exchange Commission Division of Corporation Finance Attention: Ernest Greene Page 4

Management Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 35

9.	We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

COMPANY’S RESPONSE

The Company has added a specific disclosure regarding supply chain issues.

Comparison of the Three Months Ended March 31, 2022 to the Three Months Ended March 31, 2021, page 36

10.	We note that you have provided a discussion of your gross margin excluding changes in your inventory reserves. Please revise your disclosures here and on page 38 to state your actual gross margin and discuss the reasons for the changes in your actual gross margin in order to not give more prominence to your discussion of gross margin excluding changes in inventory reserves.

COMPANY’S RESPONSE

The Company has modified its disclosure regarding costs of goods sold.

Business, page 45

11.	Please provide further explanation of how your patented “Ultra-Low Balance Point technologies” work, specifically how they are technologically superior to other products in the market.

COMPANY’S RESPONSE

The Company has added a detailed explanation of the Ultra-Low Balance Point technologies.

12.	We note that you rely upon suppliers based in East Asia. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

COMPANY’S RESPONSE

The Company has added two paragraphs dealing with raw material issues.

13.	We note your disclosure that Mr. Sacks and Mr. Parente assigned the company the right, title and interest in and to the Quad Weighted Lightweight Putter. We also note that on your website you include Mr. Sacks and Mr. Parente under a page entitled “Our Founders.” Please clarify what relationship, if any, Mr. Sacks and Mr. Parente have with the company at this time.

COMPANY’S RESPONSE

The Company has described the relationships between it and Mssrs. Sacks and Parente.

Securities and Exchange Commission Division of Corporation Finance Attention: Ernest Greene Page 5

Report Of Independent Registered Public Accounting Firm, page F-2

14.	Please have your independent registered public accountants provide a signed audit opinion of Sacks Parente Golf, Inc. as required by Rule 2-02(a) of Regulation S-X. Please also file an appropriately signed consent from your auditor with the filing.

COMPANY’S RESPONSE

The Company has provided a conformed signature of the independent registered public accountant.

Note 9 - Subsequent Events, page F-17

15.	Please revise your filing here and on page F-32 to disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.

COMPANY’S RESPONSE

The Company has indicated the specific date through which subsequent events have been evaluated.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Sacks Parente Golf, Inc.

/s/ Akinobu Yorihiro
		By:	Akinobu Yorihiro
Chief Technology Officer
cc:	David L. Ficksman